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UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65601

*KH 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
FEB 28 2013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Creditex Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

Catherine O'Connor 212 323 8512
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(*Name – if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd.	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

DD 3/9/13

1302-1030246

Affirmation

I, Catherine O'Connor, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Creditex Securities Corporation, as of December 31, 2012, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Catherine O'Connor
President, Chief Compliance Officer,
Financial and Operations Principal

VALENTINA PAVELESCU
Notary Public, State of New York
No. 01PA6262101
Qualified in New York County
Commission Expires 05/21/2016

Notary Public

This report contains (check all applicable boxes):

✓ (a) Facing Page.
✓ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

1209-1394352

Crediteх Securities Corp

STATEMENT OF FINANCIAL CONDITION

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
As of December 31, 2012
With Report of Independent Registered Public Accounting Firm

(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)
A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington D.C. and the New York regional office of the Securities and Exchange Commission, the region in which Creditex Securities Corporation has its principal place of business.

Ernst & Young LLP

ERNST & YOUNG

STATEMENT OF FINANCIAL CONDITION

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
As of December 31, 2012
With Report of Independent Registered Public Accounting Firm

(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)
A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington D.C. and the New York regional office of the Securities and Exchange Commission, the region in which Creditex Securities Corporation has its principal place of business.

Ernst & Young LLP

ERNST & YOUNG

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

As of December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm..........1

Statement of Financial Condition..........3
Notes to the Statement of Financial Condition..........4

1302-1030246

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

Management
Creditex Securities Corporation

We have audited the accompanying statement of financial condition of Creditex Securities Corporation (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Creditex Securities Corporation as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 22, 2013

1302-1030246

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

(In thousands, except share data)

December 31, 2012

Assets		
Cash and cash equivalents	$	5,400
Receivable from clearing broker		1,200
Accounts receivable, net of allowance for doubtful accounts of $1		1,275
Clearing incentive due from affiliate		211
Deferred tax assets		195
Deposit with clearing broker		250
Other assets		329
Total assets	$	8,860
Liabilities and stockholder's equity		
Liabilities:		
Accrued expenses	$	520
Due to affiliates, net		1,699
Total liabilities		2,219
Stockholder's equity:		
Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)		440
Additional paid-in capital		1,850
Retained earnings		4,351
Total stockholder's equity		6,641
Total liabilities and stockholder's equity	$	8,860

See accompanying notes.

1. Organization and Description of Business

Creditex Securities Corporation (the Company) is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company brokers assets and commodities transactions between institutional accounts or eligible contracts participants and assists in credit event auctions to process settlement of credit derivative trades following a corporate default.

The Company is a wholly-owned subsidiary of CreditTrade, Inc., which is a wholly-owned subsidiary of Creditex Group Inc. (CGI). CGI is a wholly-owned subsidiary of IntercontinentalExchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE).

The Company does not hold funds or assets for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

In the fourth quarter of 2012, the Company assumed the business of Chatham Energy LLC (Chatham), a wholly-owned subsidiary of ICE. The transition of this business was in connection with the pending and completed conversion of the natural gas unregulated over-the-counter swaps market to the regulated listed futures market.

2. Summary of Significant Accounting Policies

Basis of Presentation – The statement of financial condition and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Commission Revenue – Commission revenue is earned from the brokering of assets and commodity transactions between financial institutions and eligible contract participants. These transactions are either cleared through our clearing broker, submitted to an exchange for execution and settlement or are directly settled between the counterparties. Commission revenue arising from these activities is recognized when both parties to the trade, the buyer and seller, confirm agreement of terms, which occurs on the date the trade is executed.

2. Summary of Significant Accounting Policies (continued)

Clearing Incentive – The Company receives clearing incentive payments from both a third party and an affiliated clearinghouse for commodity trades provided to the clearinghouses for clearing. Revenue is recognized by the Company at the time the trades are provided for clearing.

Credit Event Auctions – The Company hosts credit event auctions, which provide a means to ensure a fair, efficient and transparent process for settlement of credit derivative trades following a corporate default. The auctions were developed with Markit Group Limited in close cooperation with the International Swaps and Derivatives Association (ISDA) and major credit derivative dealers. Credit event auction fees are earned for such services and are recognized as revenue when the auction is successfully completed.

Use of Estimates – The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Receivables – Receivables from the Company's clearing broker represent commissions earned from assets transactions not yet received. Accounts receivable consists primarily of fees earned from credit event auctions that are due from ISDA, fees earned for the execution of commodity transactions and amounts due from a third party clearinghouse for incentive rebates earned.

Management performs periodic credit evaluations of its customers' financial condition and does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The Company historically has not experienced material credit losses.

Cash and Cash Equivalents – The Company considers all short-term, highly liquid investments with remaining maturities at the purchase date of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments – The carrying amounts of accounts receivable, other assets, accrued expenses, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

Off-Balance Sheet Risk and Concentration of Credit Risk – The Company's customer assets transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. The Company maintains a deposit of $250,000 with its clearing broker as collateral against this risk. The deposit is recorded in deposit with clearing broker in the accompanying statement of financial condition.

All of the Company's credit event auction revenues and receivables are from one customer. All of the Company's clearing incentive revenues and receivables are from two entities. For the year ended December 31, 2012, approximately 59% of commission revenues were generated from the Company's five largest fixed income and commodities customers. All cash and cash equivalents are held with one depository institution.

Prepaid Signing Bonuses – From time to time the Company provides certain employees with signing bonuses in connection with entering into employment agreements with the Company. The Company expenses these bonuses over the term of the agreements, which is typically two years. The unamortized portion of these bonuses totaled $325,000 at December 31, 2012 and is included in other assets in the accompanying statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Broker Bonuses – Certain brokers earn a commission based on revenue generated by the broker. The commission earned is recorded at the time the related revenue is recorded by the Company. The accrual for such bonuses is recorded as accrued expenses in the accompanying statement of financial condition.

3. Commitments and Contingencies

The Company did not have any ongoing lease commitments as of December 31, 2012 as such lease commitments reside with CGI.

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters would have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

4. Related Party Transactions

The Company maintains services agreements with four affiliates: ICE, CGI, Chatham and TradeCapture OTC Corporation, referred to collectively as "the Agreements." These Agreements provide for the sharing of expenses related to administrative, management and brokerage services which include (but are not limited to) accounting, human resources, information technology and occupancy related costs. During the year ended December 31, 2012, the Company incurred expenses of $4.1 million for services in accordance with the Agreements.

At December 31, 2012, the Company owed $1.7 million to ICE and its subsidiaries for such expenses. Payment of this related party balance by the Company is due at least annually under the Agreements and no interest is charged on the balance. Payments of $6.3 million were made to affiliates during the year ended December 31, 2012.

4. Related Party Transactions (continued)

Salaries, bonuses and benefits of certain personnel of ICE and its subsidiaries directly involved in the operations of the Company and registered representatives of the Company were charged based on allocated time. Brokerage services are charged based on salaries, bonuses and benefits of registered representatives of the Company and are allocated from CGI based on an estimated percentage of fixed income revenue in relation to total revenues. Brokerage services from our commodity business are charged based on costs incurred by the affiliate plus a markup.

During 2012, the Company entered into a licensing agreement with ICE Credit Hub, a wholly-owned subsidiary of ICE, for the use of their trading platform as an alternative trading system under the Company's FINRA broker dealer license for the whole loan asset class. No revenues or expenses were recognized during the year ended December 31, 2012 in connection with this licensing agreement as no activity occurred on the alternative trading system.

On December 13, 2012, the Company entered into a service agreement with ICE Futures US, a subsidiary of ICE, for assistance with general administrative and management functions. No expenses were recognized during the year ended December 31, 2012 in connection with this services agreement as no services were provided under these arrangements in the current year.

5. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2012, the Company had net capital of $5.44 million which was $5.3 million in excess of its required net capital of $148,000. The Company's ratio of aggregate indebtedness to net capital was .41 to 1.

6. Income Taxes

The Company is included in the consolidated federal, state, and local income tax returns filed by certain affiliates. Income taxes reflected in the accompanying statement of financial condition are calculated as if the Company filed separate income tax returns and are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Unless it is more likely than not that the deferred tax asset will be realized, a valuation allowance is established.

At December 31, 2012, the Company's deferred tax assets were comprised primarily of book-to-tax timing differences relating to deferred compensation and no valuation allowance has been recognized against these deferred tax assets because management believes it is more likely than not that these deferred tax assets will be realized.

The difference between the statutory and effective tax rate for the period is primarily due to the tax effect of certain non-deductible expenses and certain state and local jurisdictions in which the Company operates.

7. Subsequent Events

Effective January 1, 2013, as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act, transactions arranged for CFTC regulated products by voice brokers are required to be executed in an NFA registered Introducing Broker. As a result of this regulatory change the Company assumed the voice assisted credit default swap index, option and tranche business of Creditex LLC a wholly-owned subsidiary of CGI. No other events or transactions occurred that met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying statement of financial condition.

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